Plan. Achieve. Live.™

R.W. Rogé & Company
PRIVATE WEALTH MANAGEMENT SINCE 1986

630 Johnson Avenue, Suite 103
Bohemia, NY 11716-2618
t: 631.218.0077 • f: 631.218.0147
www.rwroge.com

March 6, 2014

Dear Rogé Partners Fund Shareholder,

A Proxy Statement will soon be furnished to you in connection with the solicitation of proxies by the Board of Trustees of Rogé Partners Fund (the "Fund"), the sole series of Rogé Partners Funds, to be voted at the Special Meeting of Shareholders of the Fund to be held at the offices of Gemini Fund Services, LLC, located at 80 Arkay Drive, Hauppauge, New York 11788, on Thursday, March 27, 2014 at 10:00 a.m., Eastern Time. The purpose of the meeting is to vote on a proposal to approve the Agreement and Plan of Reorganization to reorganize the Fund as a series of Northern Lights Fund Trust III.

As a shareholder of the Fund, you have the right to vote on the Agreement and Plan of Reorganization to reorganize the Fund as a series of Northern Lights Fund Trust III. The shareholders of the Fund will benefit from this reorganization by gaining an independent board of trustees and independent compliance oversight of the Fund, which will result in better corporate governance, without any material changes to the Fund's operations, expenses and management. R. W. Rogé & Company, Inc. will continue to be the investment advisor and manage the Fund's assets.

It is important to note that **R. W. Rogé & Company, Inc. cannot vote this proxy for you**. Although R. W. Rogé & Company, Inc. normally votes proxies related to Fund investments for you, we cannot vote the proxy for this reorganization for you because it would be considered a conflict of interest. So please take a moment of your time and vote and return this proxy, as soon as possible.

Thank you for your consideration and cooperation on this matter. If you have any questions, please call or office and ask for Jeff Roberto, MS, CFP®, Director of Client Services, at 1-631-218-0077.

Sincerely,

Ronald W. Rogé, MS, CFP®
Chairman & CEO
R. W. Rogé & Company, Inc.